

05005158

January 5, 2004



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 001/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in December 2004.

  Date: January 5, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.



Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**January 5, 2005**

SH 001/2005

January 5, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in December 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

| The Details of ESOP | ESOP Grant I | ESOP Grant II |
|---|---|---|
| Issued Amount | 29,000,000 units | 18,083,700 units |
| Issued Dated | March 27, 2002 | May 30, 2003 |
| Exercise Price | Baht 17.704 per share | Baht 13.597 per share |
| Exercise Ratio | 1 warrant per 1.00540 ordinary share | |
| Maturity of warrants | 5 years from the first date of the issuance and offering of warrants | |

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in December 2004, as follows;

| The Details of ESOP | ESOP Grant I | ESOP Grant II |
|---|---|---|
| The number of exercised warrants in this month | - units | units |
| The number of remaining unexercised warrants | 14,163,500 units | 16,311,500 units |
| The number of ordinary shares derived from this exercise | - shares | - shares |
| The number of remaining ordinary shares reserved for warrants | 14,150,758 shares | 16,304,912 shares |